POULTON & YORDAN

ATTORNEYS AT LAW

324 SOUTH 400 WEST, SUITE 250

SALT LAKE CITY, UTAH 84101

Richard T. Ludlow	Telephone: (801) 355-1341
Fax: (801) 355-2990
Email: post@poulton-yordan.com

November 6, 2007

W. Bradshaw Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Mail Stop 7010

Washington, D.C. 20002

Re:	BMB Munai, Inc.
Form 10-KSB for the Fiscal Year Ended March 31, 2007
Filed June 14, 2007
File No. 1-33034
Supplemental Response dated September 10, 2007

Dear Mr. Skinner:

At the request of the management of BMB Munai, Inc., (the “Company” or “BMB Munai”) we are responding to comments raised by the staff of the Securities and Exchange Commission in your letter dated November 1, 2007. Following are the responses to your comments.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended March 31, 2007

General

1.	These comments were initially presented to you in our telephone conversation with Richard T. Ludlow, your outside legal counsel on October 19, 2007.

No response required.

Mr. W. Bradshaw Skinner

November 6, 2007

Business, page 4

Oil and Gas Reserves, page 6

2.

In comment 1 of our letter dated July 6, 2007, we asked that you amend your proved reserve table to also disclose those proved developed and proved undeveloped reserve volumes that you have scheduled to be recovered after expiration of your current exploration license. Your proposed text displays “Proved reserves to be developed by June 30, 2009” rather than “recovered”. Please amend your document to disclose the information that we requested.

We propose to change the proved reserves table on page 6 of the Form 10-K as follows to clearly disclose the proved reserves to be recovered by and after June 30, 2009:

	Proved reserves to be recovered by June 30, 2009(1)		Proved reserves to be recovered after June 30, 2009(1)
	Developed(2)	Undeveloped(3)	Developed(2)	Undeveloped(3)	Total
Oil and condensate (MBbls)(4)	2,275	242	9,579	3,185	15,281
Natural gas (MMcf)	-	-	-	-	-
Total BOE (MBbls)	2,275	242	9,579	3,185	15,281
Standardized Measure of discounted future net cash flows(5) (in thousands of U.S. Dollars)					$171,265

(1)

Under our license with the Republic of Kazakhstan we have the right to sell the oil and natural gas we produce while we undertake exploration stage activities within our licensed territory. As discussed in more detail in “Risk Factors” and “Description of Properties” we have the right to engage in exploration stage activities until June 30, 2009. To retain our rights to produce and sell oil and natural gas after that date, we must apply for and be granted commercial production rights by no later than June 30, 2009. If we are not granted commercial production rights by that time, we would expect to lose our rights to the licensed territory and would expect to be unable to produce reserves after June 30, 2009.

(2)	Proved developed reserves are proved reserves that are expected to be recovered from existing wells with existing equipment and operating methods.
(3)

Proved undeveloped reserves are proved reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

(4)	Includes natural gas liquids.
(5)	The standardized measure of discounted future net cash flows represents the present value of future net cash flow net of all taxes.

Mr. W. Bradshaw Skinner

November 6, 2007

As noted above, from June 2006 through March 31, 2007 we invested approximately $37.4 million in the exploration and development of our properties..., page19

3.

Your response to our prior comment 2 stated that the amounts contained in the tables on pages 28 and F-30 are cumulative figures”. The “costs incurred” as prescribed by Financial Accounting Standard 69, paragraphs 21-23, are figures for each prior year, not a cumulative total. “Capitalized costs”, as described by paragraphs 18-20, are cumulative. Please amend your document to comply with FAS 69.

The Company will also amend the “Exploration, Development and Acquisition Capital Expenditures” table on page 28 to present the costs incurred for each prior year rather than on a cumulative basis, as follows:

Exploration, Development and Acquisition Capital Expenditures

The following table sets forth certain information regarding the total costs incurred associated with exploration, development and acquisition activities.

	For the year ended March 31, 2007	For the year ended March 31, 2006	For the year ended March 31, 2005

Acquisition costs:
Unproved properties	$ -	$ -	$ -
Proved properties	-	-	19,075,000
Exploration costs	1,370,797	3,453,603	713,220
Development costs	37,063,321	14,368,323	16,687,432
Subtotal	38,434,118	17,821,926	36,475,652
Asset retirement costs	1,076,987	856,302	60,973
Total costs incurred	$ 39,511,105	$ 18,678,228	$ 36,536,625

Mr. W. Bradshaw Skinner

November 6, 2007

The Company will also amend the “Costs Incurred” table on page F-30 to present the costs incurred for each prior year rather than on a cumulative basis, as follows:

Costs Incurred – Costs incurred in oil and natural gas property acquisition, exploration and development activities are summarized below:

	For the year ended March 31, 2007	For the year ended March 31, 2006	For the year ended March 31, 2005

Acquisition costs:
Unproved properties	$ -	$ -	$ -
Proved properties	-	-	19,075,000
Exploration costs	1,370,797	3,453,603	713,220
Development costs	37,063,321	14,368,323	16,687,432
Subtotal	38,434,118	17,821,926	36,475,652
Asset retirement costs	1,076,987	856,302	60,973
Total costs incurred	$ 39,511,105	$ 18,678,228	$ 36,536,625

Report of Independent Registered Public Accounting Firm, page F-1

Reserves, page F-32

4.

In your response to our prior comment 4, you present the “addition of the Kariman structure” as the explanation for the significant additions to your March 31, 2007 proved reserves by extensions and discoveries. Please expand this to include additional information, e.g. gross and net wells drilled, proved undeveloped reserves added, etc.

In light of the above comment, the Company proposes amend the reserves table on page F-32 to add a footnote to “Extensions and discoveries” explaining the significant change to Extensions and discoveries during the year ended March 31, 2007:

During the year ended March 31, 2007 we drilled one well (gross and net) on the Kariman structure. The addition of the Kariman structure during the year ended March 31, 2007 resulted in an increase in our estimated proved developed reserves of approximately 2.7 million BOE (barrels of oil equivalent) and no increase in our proved undeveloped reserves. These were the only extensions or discoveries made during the year ended March 31, 2007.

Mr. W. Bradshaw Skinner

November 6, 2007

Attached to this letter, please find a statement from the Company acknowledging that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Based on my telephone conversation on November 6, 2007 with Mr. Ronald Winfrey, Petroleum Engineer, Division of Corporation Finance, the Company plans to file amendments to its reports to reflect the changes proposed in this and our prior letters responding to the Staff’s comments within the next two weeks.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law

November 6, 2007

W. Bradshaw Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Mail Stop 7010

Washington, D.C. 20002

Re:	BMB Munai, Inc.
Form 10-KSB for the Fiscal Year Ended March 31, 2007
Filed June 14, 2007
File No. 1-33034
Supplemental Response dated September 10, 2007

Dear Mr. Skinner:

In connection with the Company’s responses to comments raised by the staff at the Securities and Exchange Commission in your letter dated November 1, 2007 the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me directly.

Sincerely,

Adam R. Cook
Corporate Secretary